UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HENRY SCHEIN, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	0-27078	11-3136595
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation)	Number)	Identification No.)

135 DURYEA ROAD, MELVILLE, NEW YORK	11747
(Address of principal executive offices)	(Zip Code)

Walter Siegel, Senior Vice President and General Counsel	(631) 843-5500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01.  Conflict Minerals Disclosure and Report

Henry Schein, Inc. has filed a Conflict Minerals Report, which is attached hereto as Exhibit 1.01 in Item 2.01 and is incorporated herein by reference.

Item 1.02.  Exhibit

Henry Schein, Inc. has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01.  Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC.

By: /s/ Walter Siegel
Walter Siegel
Senior Vice President and General Counsel

Dated: May 24, 2017